April 7, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Cerulean Pharma Inc.

Registration Statement on Form S-1 (SEC File No. 333-194442)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Cerulean Pharma Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:30 p.m., New York City time, on April 9, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 740 copies of the Preliminary Prospectus dated March 31, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

LEERINK PARTNERS LLC
WEDBUSH SECURITIES INC. CANACCORD GENUITY INC. JMP SECURITIES LLC

By:	LEERINK PARTNERS LLC

By:	/s/ Jon Civitarese
	Name:	Jon Civitarese
	Title:	Authorized Signatory

For itself and as Representative of the other Underwriters.

[Signature Page to Cerulean Pharma Inc. Acceleration Request]